

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2018

Lynn Schweinfurth
Senior Vice President, Chief Financial Officer and Treasurer
Fiesta Restaurant Group, Inc.
14800 Landmark Boulevard, Suite 500
Dallas, Texas 75254

     Re: Fiesta Restaurant Group, Inc.
         Form 10-K for the Year Ended December 31, 2017
         Filed February 26, 2018
         File No. 001-35373

Dear Ms. Schweinfurth:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Notes to Consolidated Financial Statements
Note 11. Business Segment Information, page F-18

1.   Please tell us the basis for designating the segment measure "adjusted EBITDA" and referring to the reconciliation of consolidated net income/loss to adjusted EBITDA as "unaudited" when contained in a note to the financial statements that is audited.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure